UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                     INDUSTRIAL ENTERPRISES OF AMERICA, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    456132208
                                 (CUSIP NUMBER)

                                 AUGUST 30, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

            |X|   RULE 13D-1(B)
            |_|   RULE 13D-1(C)
            |_|   RULE 13D-1(D)


      *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO. 456132208

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1)     NAMES  OF  REPORTING  PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           *TRINITY BUI

           *TRINITY BUI IS FILING ON BEHALF OF (1) TRINITY BUI,
           PERSONALLY, AND (2) TRINITY FINANCING INVESTMENTS CORP., OF
           WHICH MS. BUI IS PRESIDENT, SOLE DIRECTOR AND SOLE
           STOCKHOLDER.
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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE  INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |X|
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3)     SEC  USE  ONLY

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4)     CITIZENSHIP OR PLACE OF ORGANIZATION                       UNITED STATES

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     NUMBER  OF  SHARES     5)     SOLE  VOTING POWER            725,000
     BENEFICIALLY           ---------------------------------------------------
     OWNED  BY  EACH        6)     SHARED  VOTING  POWER
     REPORTING              ---------------------------------------------------
     PERSON  WITH           7)     SOLE  DISPOSITIVE  POWER      725,000
                            ---------------------------------------------------
                            8)     SHARED  DISPOSITIVE  POWER

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9)     AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     725,000
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10)    CHECK IF THE  AGGREGATE  AMOUNT IN ROW (9)  EXCLUDES  CERTAIN  SHARES
       (SEE INSTRUCTIONS)
                                                                             |_|

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11)     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ITEM  9            9.9%

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12)     TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)                     IN

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

ITEM  1.

(A)  NAME OF ISSUER       INDUSTRIAL ENTERPRISES OF AMERICA, INC.

(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

                  INDUSTRIAL ENTERPRISES OF AMERICA, INC.
                  711 THIRD AVENUE, SUITE 1505
                  NEW YORK, NEW YORK 10017

ITEM 2.

(A)  NAME  OF  PERSONS  FILING

                  TRINITY BUI

                  *TRINITY BUI IS FILING ON BEHALF OF (1) TRINITY BUI, PERSONALLY, AND (2) TRINITY FINANCING INVESTMENTS CORP., OF WHICH MS. BUI IS PRESIDENT, SOLE DIRECTOR AND SOLE STOCKHOLDER.


(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

       TRINITY BUI:                         PRINCIPAL BUSINESS OFFICE:
                                            300 EAST 55TH STREET
                                            APT. 14D
                                            NEW YORK, NY 10022

       TRINITY FINANCING INVESTMENTS CORP:  PRINCIPAL BUSINESS OFFICE:
                                            300 EAST 55TH STREET
                                            APT. 14D
                                            NEW YORK, NY 10022

(C)  CITIZENSHIP                            TRINITY BUI: UNITED STATES
                                            TRINITY FINANCING INVESTMENTS
                                            CORP: DELAWARE

(D)  TITLE OF CLASS OF SECURITIES           COMMON STOCK, PAR VALUE $0.001
                                            PER SHARE

(E)  CUSIP NUMBER                           456132208


ITEM 3.

      IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13D- 1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

      (A) ___ BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT (15 U.S.C. 78O).

      (B)   ___ BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT (15 U.S.C. 78C).

      (C) ___ INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT (15 U.S.C. 78C).

      (D) ___ INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-8).

      (E)   ___   AN   INVESTMENT    ADVISER   IN   ACCORDANCE   WITH   240.13D-
            1(B)(1)(II)(E).

      (F) ___ AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(F).

      (G) ___ A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(G)

      (H) ___ A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

      (I) ___ A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-3).

      (J)   ___ GROUP, IN ACCORDANCE WITH SECTION 240.13D-1(B)(1)(II)(J).

ITEM  4.  OWNERSHIP.

      PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

     (A)  AMOUNT  BENEFICIALLY  OWNED:

                  *TRINITY BUI: 500,000 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE PROMISSORY NOTES AND 55,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

                  *TRINITY FINANCING INVESTMENTS CORP: 150,000 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE PROMISSORY NOTES AND 20,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

                  *TRINITY BUI AND TRINITY FINANCING INVESTMENTS CORP., JOINTLY:
                  650,000 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE PROMISSORY NOTES AND 75,000 SHARES ISSUABLE UPON EXERCISE OF WARRANTS

                  *NOTE: THE NUMBER OF SHARES LISTED DOES NOT REFLECT (A) ADDITIONAL SHARES TO WHICH EITHER TRINITY BUI OR TRINITY
                  FINANCING INVESTMENTS CORP. MAY BE ENTITLED DUE TO ANTI-DILUTION RIGHTS PURSUANT TO AGREEMENTS WITH THE ISSUER; AND (B) 640,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS WHICH CANNOT BE ISSUED PURSUANT TO THE TERMS OF SUCH WARRANTS IF THE ISSUANCE OF SUCH SHARES WOULD RESULT IN BUI BECOMING THE BENEFICIAL OWNER OF TEN PERCENT (10%) OR MORE OF THE VOTING SECURITIES, OR WOULD OTHERWISE BE CONSIDERED AN "AFFILIATE" OF INDUSTRIAL ENTERPRISES OF AMERICA, INC. UNDER THE RULES PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT").

     (B)  PERCENT OF CLASS:  TRINITY BUI AND TRINITY FINANCING INVESTMENTS CORP,
                             JOINTLY:  9.9%
                             TRINITY BUI:      7.6%
                             TRINITY FINANCING INVESTMENTS CORP: 2.3%

     (C)                     NUMBER OF SHARES AS TO WHICH THE
                             PERSON HAS:

     (I)                     SOLE POWER TO VOTE OR TO DIRECT THE
                             VOTE: 725,000

     (II)                    SHARED POWER TO VOTE OR TO DIRECT
                             THE VOTE:

     (III)                   SOLE POWER TO DISPOSE OR TO DIRECT
                             THE DISPOSITION OF: 725,000

     (IV)                    SHARED POWER TO DISPOSE OR TO DIRECT
                             THE DISPOSITION OF:

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING |_|.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                           N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                           N/A

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

                           N/A

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

                           N/A

ITEM  10.     CERTIFICATION.

BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

DATED:     AUGUST 30, 2006

                                           /s/ TRINITY BUI
                                           ----------------------------
                                                   TRINITY BUI